Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

Media Release September 15, 2017
Credit Suisse Announces the Launch of AxelaTraderTM 3x Long and 3x Inverse Brent Crude Oil ETNs

New York, September 15, 2017 Credit Suisse today announced the launch of its AxelaTraderTM 3x Long Brent Crude Oil ETNs linked to the S&P GSCI® Brent Crude Oil ER and its AxelaTraderTM 3x Inverse Brent Crude Oil ETNs linked to the S&P GSCI® Brent Crude Oil ER (the “ETNs”), which Credit Suisse intends to list on the NYSE Arca under the ticker symbols “UBRT” and “DBRT,” respectively, and which are eligible to begin trading today.

ETNs Profile

	UBRT	DBRT
Issuer	Credit Suisse AG	Credit Suisse AG
Index (Bloomberg Ticker)	S&P GSCI® Brent Crude Oil ER (SPGSBRP)	S&P GSCI® Brent Crude Oil ER (SPGSBRP)
Inception Date	9/14/2017	9/14/2017
Maturity Date	9/14/2037	9/14/2037
Primary Exchange[2]	NYSE Arca	NYSE Arca
Leverage Amount	300%	-300%
Leverage Reset	Daily	Daily
Investor Fee Factor[1]	1.35%	1.65%
CUSIP	22539T258	22539T241

[1]	The Investor Fee Factor is used to calculate the ETNs’ Daily Investor Fee. In addition to the Daily Investor Fee, you will incur an Early Redemption Charge if your ETNs are redeemed directly with Credit Suisse AG. Please see the Pricing Supplement for a description of fees and charges associated with the ETNs. Please consult your financial advisor to learn more about the costs associated with the purchase or sale of the ETNs in the secondary market.

[2]	We have no obligation to maintain any listing on NYSE Arca or on any other exchange or quotation system. Under certain circumstances, the ETNs may be subject to delisting by the NYSE Arca. We do not intend to list the ETNs on any other exchange.

"Brent crude oil is used as a benchmark to price roughly two-thirds of the crude oil supply traded in the world, but investors seeking exposure to Brent crude oil through an exchange-traded security have very limited options, ” said Paul Somma, head of Exchange Traded Notes at Credit Suisse. "These ETNs provide a way for sophisticated investors to implement innovative short-term trading and hedging strategies based on the ETNs’ leveraged exposure to Brent crude oil futures contracts.”

Media Release
September 15, 2017 Page 2/3

About the ETNs and the Index

The ETNs seek to provide a 3x leveraged long or 3x leveraged inverse return, as applicable, based on the daily performance of the S&P GSCI® Brent Crude ER (the “Index”) (as adjusted for fees). The ETNs do not attempt to, and should not be expected to, provide returns that reflect 3-to-1 positive or inverse leverage on the return of the Index for periods longer than a single day. The ETNs rebalance their theoretical exposure on a daily basis, increasing exposure in response to that day’s gains or reducing exposure in response to that day’s losses. The ETNs are intended to provide traders and similarly sophisticated investors with an exchange traded security that allows them to express their short-term market views on the performance of Brent crude oil futures contracts composing the Index. The Index tracks a hypothetical position in the nearest-to-expiration ICE Futures Europe Brent crude oil futures contract, where that position is rolled each month into the futures contract expiring in the next month. The Index is calculated by S&P Dow Jones Indices LLC and its levels are disseminated real-time under the Bloomberg ticker symbol “SPGSBRP” and the Reuters instrument code “.SPGSBRP”.

More information on the ETNs can be found on: www.credit-suisse.com/AxelaTraderETNs

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

The ETNs are not intended to be “buy and hold” investments. Instead, the ETNs are intended to be daily trading tools for traders and similarly sophisticated investors to express short-term market views and manage daily trading risks. The ETNs are designed to achieve their stated investment objectives on a daily basis, and, therefore, their performance over different periods of time can differ significantly from their stated daily objectives. The ETNs are considerably riskier than securities that have intermediate or long-term investment objectives, and may not be suitable for investors who plan to hold them for a period of more than one day. Investors should actively and frequently monitor their investments in the ETNs, on a daily or intraday basis, and any decision to hold the ETNs for more than one day should be made with great care and only as the result of a series of daily (or more frequent) investment decisions to remain invested in the ETNs for the next one-day period. If you hold the ETNs for more than one day, it is possible that you will suffer significant losses in the ETNs even if the performance of the Index over the time you hold the ETNs is positive, in the case of UBRT, or negative, in the case of DBRT. Accordingly, the ETNs should be purchased only by sophisticated investors who understand the Index (as defined below) and the consequences of investing in the ETNs that are designed to provide exposure to three times (3x) or negative three times (-3x), as applicable, the daily performance of the Index.

The ETNs do not provide direct exposure to the spot price of Brent crude oil. Because the Index is composed of Brent crude oil futures contracts and does not track the spot price of Brent

Media Release
September 15, 2017 Page 3/3

crude oil, the Index and, in turn, the ETNs can be expected to perform very differently from such spot price.

Investing in the ETNs involves significant risks. See the section entitled “Risk Factors” beginning on PS-7 of the Pricing Supplement.

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,230 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission (the “SEC”), for the offering of securities. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, Credit Suisse Securities (USA) LLC, or any agent or dealer participating in an offering will arrange to send you the applicable Pricing Supplement, Prospectus Supplement and Prospectus if you so request by calling +1 800 320 1225.

The ETNs’ Pricing Supplement, including the Prospectus dated June 30, 2017 and Prospectus Supplement dated June 30, 2017: https://notes.credit-suisse.com/api/DocFile/GetProspectus/UBRTandDBRT

You may access the Prospectus Supplement and Prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Pricing Supplement.

AxelaTraderTM is a registered trademark of Credit Suisse Securities (USA) LLC.

Copyright © 2017, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.